UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on November 20, 2012, entitled "Statoil and Wintershall sign major strategic gas supply agreement".

Statoil and Wintershall sign major strategic gas supply agreement

Statoil ASA (OSE: STL, NYSE: STO): Statoil and Wintershall have entered into a 10-year gas sales agreement for the delivery of a total of 45 billion cubic meters (bcm) to the German and other North-West European markets.

“This strategic agreement demonstrates the continued competitiveness of Norwegian natural gas in the German energy mix. Natural gas abundance and established infrastructure provides long term security of supply, and as the least CO2 intensive fossil fuel it can contribute to further reduction of German CO2 emissions,” says Statoil’s President and CEO Helge Lund, adding that: “We see this agreement as a confirmation of how important natural gas will be in shaping the long term German energy system.”

“The agreement with Statoil, a long-term and reliable energy partner with Germany for decades, is a significant milestone for Wintershall. For us this means that we can also use the volumes we produce from the North Sea in Europe in the future without having to expand our own infrastructure,” says Wintershall’s CEO Rainer Seele.

Germany consumes about 80 bcm natural gas per year and is the second largest gas market in Europe. Up to 5 bcm per year is a substantial volume, representing more than 6 per cent of the total German gas consumption. The volume corresponds to the annual gas usage of more than 2 million German homes, or the gas needed to fuel eight to nine 400 MW gas power plants.

The gas is priced at competitive terms related to German and NW European hubs. The gas will be delivered through existing pipeline infrastructure from the Norwegian Continental Shelf, with the bulk of the deliveries going to Germany

About Statoil’s gas position in Germany
Statoil is the second largest supplier of gas to Europe and has long standing ties towards the Germany gas market. Statoil’s gas reaches the German market through the Europipe I and II and Norpipe pipelines that landfall at Dornum and Emden in Northern Germany. The company’s German gas portfolio comprises long term gas sales contracts with major energy utilities and direct sales to large industrial users. Further, Statoil is trading at the Gaspool and NCG gas hubs, owner/operator of the Etzel gas storage and part owner in the NETRA pipeline.

About Wintershall
Based in Kassel, Germany, Wintershall Holding GmbH is a wholly owned subsidiary of BASF and has been active in the exploration and production of crude oil and natural gas for over 80 years. Wintershall focuses on selected core regions, where the company has built up a high level of regional and technological expertise. These are Europe, North Africa, South America, as well as Russia and the Caspian Sea region. In addition, these operations are complemented by the company’s growing exploration activities in the Middle East. Today, the company employs more than 2,000 staff worldwide from 40 nations and is Germany’s largest internationally active crude oil and natural gas producer.

For more information:

Investor relations:
Hilde Merete Nafstad, senior vice president, Investor Relations
Tel: +47 957 83 911

Erik Gonder, IR officer, Investor Relations
Tel: +47 995 626 11

Media
Jannik Lindbæk Jr, vice president, Media Relations
Tel: +47 977 55 622

Morten Eek, spokesperson, Media Relations
Tel: +47 416 89 515

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 20, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer